VANC Pharmaceuticals Provides
Corporate Update

January 31, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, provides the following update from Bob Rai, Interim CEO of VANC:

As we begin 2017, I am proud to say that the Company is now seeing the fruits of some very hard work, critical strategic decisions and now traction towards achieving sustainable shareholder value growth.  Our market of Canada is the world’s 9th largest generic drug market in the world.  Generic drug usage is growing along with an aging population, increasing numbers of chronic disease patients, expanding brand drug patents all leading to an increasing cost burden on governments.  VANC is working to provide patients and governments alike with low cost alternatives.  The Company is not alone as there have been a number of new generic companies entering the market place thereby increasing competition.  VANC spent 2016 developing and now in 2017 rolling out a strategic plan to differentiate the Company from the competition.

The management team identified that it was not enough to simply provide “another” low cost alternative generic to pharma distributors and the pharmacy business.  The Company intends to distinguish itself from others, therefore, VANC has launched unique value added OTC products (both for the pharmacist as well as the patient) with higher margins for both the Company and the pharmacist.  This trend will continue with the recently announced addition of HealthTab to the Company.  HealthTab will allow a pharmacists to provide patients with point-of-care lab accurate results on 21 key blood chemistry markers that are key measurements of a patient’s health; a key tool in helping chronic disease patients conveniently monitor their medicines and disease status.

VANC is currently taking steps to increase its revenue stream in 2017 by leveraging its network and relationships.

In 2016, VANC saw significant growth in sales of its generic and OTC products. Prior to this, considerable resources and time were spent in sourcing and licensing products, obtaining Health Canada approvals and listing these products in the provincial formularies across the country. In 2016, the Company established a national sales force as it launched into its commercialisation phase towards building sustainable and growing revenue growth.  Currently, VANC has 4 sales reps in each of BC, AB, ON and QC, and the Company is in the process of hiring two senior sales managers for western and eastern Canada.  The Company has now established a second warehouse in Ontario to supplement shipments from its Vancouver warehouse, this will dramatically improve logistics for our growing customers. The Company has reached agreements for two generic Abbreviated New Drug Products (ANDA) products and are in the process of dossier preparations for Health Canada.

As previously announced, VANC has reached an agreement, subject to final due diligence being completed, for the acquisition of HealthTab. HealthTab is an FDA and Health Canada approved lab analyser that with a simple finger prick can generate up to 21 different lab accurate test results for lipids,

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blood glucose, liver function, kidney function and electrolytes.  The value proposition for patients and pharmacists alike is significant.  A patient can conveniently get their blood markers analyzed quickly (15 minutes versus sitting in line at a government contract lab site for a much longer period of time) which will help them to titrate their diets and their medicines as well as be able to consult with their pharmacists.  The convenience of a point of care secure and lab-accurate service allows patients to easily enhance their efforts to manage their health.  This value proposition should drive patients into regular contact with their pharmacists which is almost always easier than getting in to see their doctor.

HealthTab represents a critical tool not only for the patient, but for the pharmacists as wellThe pharmacy profession is changing and pharmacists across Canada are working with their respective colleges, pharmacy association and governments to further expand their scope of practise with more patient services. HealthTab should drive traffic towards a pharmacist with this technology offering.  VANC is aligning itself for this evolution and with HealthTab in its 2017 product offering, will strategically differentiate itself from the competition.

Pharmacists have many options from whom to purchase their generics and OTC products; however, we believe that we now have a portfolio as well as enabling technology in HealthTab which will grow our client base and revenues.

VANC has also begun the development of a new corporate website which will include an online portal to sell our OTC products across North America.

The OTC products launched in Spring-2016, including Hema-Fer, CortiVera, CortiVera-H and Sennace achieved listing in most drug wholesalers in late 2016. It is expected that further growth will be achieved as VANC is now working to list its OTC products with the major chain stores across Canada. Discussions to export our proprietary product Hema-Fer to South East Asia are progressing.

The performance of the Company’s sales has certainly been erratic over the last 18 months; however, the Company endured these teething pains while developing a strategic offering that we believe will provide a platform for long term shareholder value growth.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and Interim CEO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.